

Mail Stop 3561

December 30, 2008

Mr. Richard M. Osborne
Chief Executive Officer
Energy West Incorporated
1 First Avenue South
Great Falls, Montana 59401

> **Re:** **Energy West Incorporated**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 30, 2008, as amended**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 0-14183**

Dear Mr. Osborne:

  We reviewed your response letters dated November 26, 2008 and December 16, 2008 and Amendment No. 3 to Form 10-K filed November 26, 2008 and have the following comments. We think you should revise your disclosure in future filings in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 28

1.   We reviewed your response to comment number two in our letter dated November 24, 2008 and the proposed revisions to your disclosure. We continue to believe that you should revise your disclosure to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. As such, you should describe material assumptions underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. You should also discuss, to the

> extent material, such factors as how accurate your estimates and assumptions have been in the past, how much your estimates and assumptions have changed in the past and whether the estimates and assumptions are reasonably likely to change in the future. Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise future filings to address the above matters or tell us why additional disclosure would not be meaningful to investors. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations available on our web site at www.sec.gov.

Note 4. Natural Gas Wells, page F-16

2.   We reviewed your response to comment number seven in our letter dated November 24, 2008. You disclose that an independent reservoir engineer estimated the net gas reserves. As such, it appears that your disclosure attributes the estimate of net gas reserves to the independent reservoir engineer. Since you do not believe that the independent reservoir engineer is an expert absent the disclosure of the engineer's identity or that reserve estimates were disclosed upon the authority of or in reliance upon the engineer, we believe that you should revise your disclosure in future filings to clearly attribute the reserve estimate to management. For example, consider disclosing that management determined the net gas reserves considering reserve estimates provided by an independent reservoir engineer. Refer to Question 141.02 of our Compliance and Disclosure Interpretations of Securities Act Sections available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. If you are unable to attribute the reserve estimate to management, you should you should name the third party expert and file the consent required by Item 601(b)(23) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact me at (202) 551-3344 if you have any questions regarding these comments.

                                        Sincerely,

                                        William H. Thompson
                                        Accounting Branch Chief